Exhibit 99.5

40				1	EUR		
NAT.	Filing date	N°. 0817.149.675	P.	U.	D.		C-c 1

ANNUAL ACCOUNTS AND OTHER DOCUMENTS TO BE FILED IN ACCORDANCE WITH THE BELGIAN COMPANIES AND ASSOCIATIONS CODE

IDENTIFICATION DETAILS (at the filing date)

NAME: **NYXOAH**

Legal form: **NV**

Address: **Rue Edouard Belin** N°. **12**

Postal code: **1435** Town: **Mont-Saint-Guibert**

Country: **Belgium**

Register of legal persons - commercial court: **Brabant Wallon**

Website [1]:

Company registration number **0817.149.675**

DATE **10/10/2022** of filing the most recent document mentioning the date of publication of the deed of incorporation and of the deed of amendment of the articles of association.

ANNUAL ACCOUNTS **IN EURO (2 decimals)** [2]

approved by the general meeting of **14/06/2023**

regarding the period from **01/01/2022** to **31/12/2022**

Preceding period from **01/01/2021** to **31/12/2021**

The amounts for the preceding period are / ~~are not~~ [3] identical to the ones previously published.

Total number of pages filed: **47** Numbers of the sections of the standard model form not filed because they serve no useful purpose: 6.2.2, 6.2.3, 6.2.4, 6.2.5, 6.3.1, 6.3.4, 6.4.2, 6.5.2, 6.8, 6.17, 6.20, 7, 8, 9, 11, 12, 13, 14, 15

Signature (name and position)	Signature (name and position)
Olivier Taelman **Managing Director**	

1 Optional mention.

2 If necessary, change to currency in which the amounts are expressed.

3 Strike out what does not apply.

1/47

N°.	0817.149.675	NYXOAH	C-c 2.1

LIST OF DIRECTORS, BUSINESS MANAGERS AND AUDITORS AND DECLARATION REGARDING A COMPLIMENTARY REVIEW OR CORRECTION ASSIGNMENT

LIST OF DIRECTORS, BUSINESS MANAGERS AND AUDITORS

COMPLETE LIST with surname, first names, profession, place of residence (address, number, postal code and town) and position within the company

Taub Robert

Kleomenous 12, box TK, 10675 Athenes - Kolonaki, Greece

Title : Delegated director

Mandate : 21/09/2020- 01/04/2025

Hambrecht Jürgen

Römerweg 36, 6734 Neustadt, Germany

Title : Director

Mandate : 21/09/2020- 01/04/2025

Rakin Kevin

Side Hill Road 14, CT06880 Westport, United States of America

Title : Director

Mandate : 21/09/2020- 01/04/2025

Ernst & Young Réviseurs d'Entreprises CALL 0446.334.711

De Kleetlaan 2, 1831 Diegem, Belgium

Title : Auditor, Lidmaatschapsnummer : B00160

Mandate : 08/06/2022- 11/06/2025

Vertegenwoordigd door :

1. D'Addario Carlo- Sébastien

   De Kleetlaan 2 , 1831 Diegem, Belgium

   Company auditor, Lidmaatschapsnummer : A02506

Deyo Don

Woodland Drive 598, MN55115 Mahomedi, United States of America

Title : Director

Mandate : 21/09/2020- 08/06/2022

Janssen Jan

Killaeton Street 206, Saint I Nouvelles-Galles du Sud, Australia

Title : Director

Mandate : 21/09/2020- 08/06/2022

Gianello Pierre

Avenue de la Rochefoucauld 9, 1330 Rixensart, Belgium

Title : Director

Mandate : 21/09/2020- 01/04/2025

JOHNSON-MILS Rita

Governors Way 235, TN 3702 Brentwood, United States of America

Title : Director

Mandate : 27/08/2021- 01/04/2025

2/47

Nr. C-c 2.1 LIST OF DIRECTORS, BUSINESS MANAGERS AND AUDITORS (continued from previous page) 0817.149.675 NYXOAH Taelman Olivier Title : Director Mandate : 21/09/2020- 01/04/2025 Stokstraat 43, 3800 Zepperen, Belgium Kirby Virginia M. Title : Director Mandate : 08/06/2022- 01/04/2025 West Bald Eagle Blvd 5636, 55110 White Bear Lake, United States of America Cohen Raymond W. Title : Director Mandate : 08/06/2022- 18/10/2022 Dean Martin Dr 4471, 89103 Las Vegas, United States of America 3/47

N°.	0817.149.675	NYXOAH	C-c 2.2

DECLARATION REGARDING A COMPLIMENTARY REVIEW OR CORRECTION ASSIGNMENT

The managing board declares that not a single audit or correction assignment has been given to a person not authorized to do so by law, pursuant to articles 34 and 37 of the law of 22 April 1999 concerning accounting and tax professions.

The annual accounts ~~were~~ / were not * or corrected by an external accountant or by a company auditor who is not the statutory auditor.

If affirmative, should be mentioned hereafter: surname, first names, profession and address of each external accountant or company auditor and their membership number at their Institute, as well as the nature of their assignment:

A. Bookkeeping of the company **,
B. Preparing the annual accounts **,
C. Auditing the annual accounts and/or
D. Correcting the annual accounts.

If the tasks mentioned under A or B are executed by certified accountants or certified bookkeepers - tax experts, the following information can be mentioned hereafter: surname, first names, profession and address of each certified accountant or certified bookkeeper-tax expert and their membership number at the Institute of Accounting professionals and Tax Experts, as well as the nature of their assignment.

Surname, first names, profession and address	Membership number	Nature of the assignment (A, B, C and/or D)
Accountants & Tax Advisors BV 0472.250.042	50.037.549	B
Bosdellestraat 120 , box 14, 1933 Sterrebeek, Belgium		
Title : External accountant		
Represented by :		
1. HEIRMAN Joël	10.628.469	
Stenedorpstraat 15 , 8400 Oostende, Belgium		
CPA		

* Strike out what does not apply.
** Optional mention.

4/47

N°.	0817.149.675	NYXOAH	C-c 3.1

ANNUAL ACCOUNTS

BALANCE SHEET AFTER APPROPRIATION

	Notes	Codes	Period	Preceding period
ASSETS				
FORMATION EXPENSES	6.1	20	8.896.154,03	11.709.906,15
FIXED ASSETS		21/28	39.407.922,03	24.642.949,61
Intangible fixed assets	6.2	21	37.729.099,03	23.085.978,76
Tangible fixed assets	6.3	22/27	1.655.931,92	1.532.807,41
Land and buildings		22		
Plant, machinery and equipment		23	661.942,71	609.315,94
Furniture and vehicles		24	181.810,85	100.288,24
Leasing and other similar rights		25		
Other tangible fixed assets		26	94.484,13	131.725,24
Assets under construction and advance payments		27	717.694,23	691.477,99
Financial fixed assets	6.4 / 6.5.1	28	22.891,08	24.163,44
Affiliated Companies	6.15	280/1	64,48	64,48
Participating interests		280	64,48	64,48
Amounts receivable		281		
Other companies linked by participating interests	6.15	282/3		
Participating interests		282		
Amounts receivable		283		
Other financial fixed assets		284/8	22.826,60	24.098,96
Shares		284		
Amounts receivable and cash guarantees		285/8	22.826,60	24.098,96

5/47

N°.	0817.149.675	NYXOAH	C-c 3.1

	Notes	Codes	Period	Preceding period
CURRENT ASSETS		29/58	93.898.353,40	133.871.124,53
Amounts receivable after more than one year		29		
Trade debtors		290		
Other amounts receivable		291		
Stocks and contracts in progress		3	881.980,97	345.998,00
Stocks		30/36	881.980,97	345.998,00
Raw materials and consumables		30/31	498.585,30	
Work in progress		32	99.541,00	83.440,00
Finished goods		33	283.854,67	262.558,00
Goods purchased for resale		34		
Immovable property intended for sale		35		
Advance payments		36		
Contracts in progress		37		
Amounts receivable within one year		40/41	2.539.182,76	632.770,46
Trade debtors		40	1.575.658,95	228.045,25
Other amounts receivable		41	963.523,81	404.725,21
Current investments	6.5.1 / 6.6	50/53	76.968.116,35	
Own shares		50		
Other investments		51/53	76.968.116,35	
Cash at bank and in hand		54/58	12.250.184,30	131.247.463,30
Accruals and deferred income	6.6	490/1	1.258.889,02	1.644.892,77
TOTAL ASSETS		20/58	142.202.429,46	170.223.980,29

6/47

N°.	0817.149.675	NYXOAH	C-c 3.2

	Notes	Codes	Period	Preceding period
EQUITY AND LIABILITIES				
EQUITY		10/15	134.695.008,85	164.065.475,12
Contributions	6.7.1	10/11	246.880.353,84	246.625.001,37
Capital		10	4.440.069,16	4.427.369,69
Issued capital		100	4.440.069,16	4.427.369,69
Uncalled capital [4]		101		
Beyond capital		11	242.440.284,68	242.197.631,68
Share premium account		1100/10	242.440.284,68	242.197.631,68
Other		1109/19		
Revaluation surpluses		12		
Reserves		13		
Reserves not available		130/1		
Legal reserve		130		
Reserves not available statutorily		1311		
Purchase of own shares		1312		
Financial support		1313		
Other		1319		
Untaxed reserves		132		
Available reserves		133		
Accumulated profits (losses) (+)/(-)		14	-112.185.344,99	-82.559.526,25
Capital subsidies		15		
Advance to shareholders on the distribution of net assets [5]		19		
PROVISIONS AND DEFERRED TAXES		16	59.017,45	11.646,57
Provisions for liabilities and charges		160/5	59.017,45	11.646,57
Pensions and similar obligations		160		
Taxes		161		
Major repairs and maintenance		162		
Environmental obligations		163		
Other liabilities and charges	6.8	164/5	59.017,45	11.646,57
Deferred taxes		168		

4 Amount to be deducted from the issued capital.

5 Amount to be deducted from the other components of equity.

7/47

N°.	0817.149.675	NYXOAH	C-c 3.2

	Notes	Codes	Period	Preceding period
AMOUNTS PAYABLE		17/49	7.448.403,16	6.146.858,60
Amounts payable after more than one year	6.9	17	923.471,64	1.275.843,36
Financial debts		170/4	923.471,64	1.275.843,36
Subordinated loans		170		
Unsubordinated debentures		171		
Leasing and other similar obligations		172		
Credit institutions		173		
Other loans		174	923.471,64	1.275.843,36
Trade debts		175		
Suppliers		1750		
Bills of exchange payable		1751		
Advance payments on contracts in progress		176		
Other amounts payable		178/9		
Amounts payable within one year	6.9	42/48	6.253.118,45	3.866.733,08
Current portion of amounts payable after more than one year falling due within one year		42	343.347,53	442.999,99
Financial debts		43		
Credit institutions		430/8		
Other loans		439		
Trade debts		44	4.039.150,08	2.470.069,73
Suppliers		440/4	4.039.150,08	2.470.069,73
Bills of exchange payable		441		
Advance payments on contracts in progress		46		
Taxes, remuneration and social security	6.9	45	1.528.161,10	566.583,99
Taxes		450/3	183.463,36	6.469,85
Remuneration and social security		454/9	1.344.697,74	560.114,14
Other amounts payable		47/48	342.459,74	387.079,37
Accruals and deferred income	6.9	492/3	271.813,07	1.004.282,16
TOTAL LIABILITIES		10/49	142.202.429,46	170.223.980,29

8/47

N°.	0817.149.675	NYXOAH	C-c 4

PROFIT AND LOSS ACCOUNT

	Notes	Codes	Period	Preceding period
Operating income		70/76A	18.950.378,54	11.636.219,97
Turnover	6.10	70	3.095.389,42	862.859,70
Stocks of finished goods and work and contracts in progress: increase (decrease) (+)/(-)		71	37.397,67	290.563,15
Produced fixed assets		72	15.402.040,49	9.502.672,00
Other operating income	6.10	74	415.550,96	980.125,12
Non-recurring operating income	6.12	76A		
Operating charges		60/66A	51.500.499,90	39.461.322,49
Goods for resale, raw materials and consumables		60	1.198.786,05	303.484,73
Purchases		600/8	1.697.371,35	303.484,73
Stocks: decrease (increase) (+)/(-)		609	-498.585,30	
Services and other goods		61	40.992.065,66	39.737.035,55
Remuneration, social security and pensions (+)/(-)	6.10	62	5.117.753,87	3.931.747,52
Amortisations of and other amounts written down on formation expenses, intangible and tangible fixed assets		630	3.830.344,71	3.046.551,74
Amounts written down on stocks, contracts in progress and trade debtors: additions (write-backs) (+)/(-)	6.10	631/4	29.043,00	
Provisions for liabilities and charges: appropriations (uses and write-backs) (+)/(-)	6.10	635/8	47.370,88	8.376,13
Other operating charges	6.10	640/8	285.135,73	21.386,82
Operating charges reported as assets under restructuring costs (-)		649		
Non-recurring operating charges	6.12	66A		-7.587.260,00
Operating profit (loss) (+)/(-)		9901	-32.550.121,36	-27.825.102,52

9/47

N°.	0817.149.675	NYXOAH	C-c 4

	Notes	Codes	Period	Preceding period
Financial income		75/76B	7.086.262,21	3.669.661,43
Recurring financial income		75	7.086.262,21	3.669.661,43
Income from financial fixed assets		750	305.556,01	77.096,55
Income from current assets		751	736.983,10	1.424,22
Other financial income	6.11	752/9	6.043.723,10	3.591.140,66
Non-recurring financial income	6.12	76B		
Financial charges	6.11	65/66B	4.146.338,65	2.855.365,46
Recurring financial charges		65	3.103.953,18	1.036.497,10
Debt charges		650	82.614,15	305.016,86
Amounts written down on current assets other than stocks, contracts in progress and trade debtors: additions (write-backs) (+)/(-)		651		
Other financial charges		652/9	3.021.339,03	731.480,24
Non-recurring financial charges	6.12	66B	1.042.385,47	1.818.868,36
Profit (Loss) for the period before taxes (+)/(-)		9903	-29.610.197,80	-27.010.806,55
Transfer from deferred taxes		780		
Transfer to deferred taxes		680		
Income taxes on the result (+)/(-)	6.13	67/77	15.620,94	10.504,25
Taxes		670/3	35.558,27	10.504,25
Adjustment of income taxes and write-back of tax provisions		77	19.937,33	
Profit (Loss) of the period (+)/(-)		9904	-29.625.818,74	-27.021.310,80
Transfer from untaxed reserves		789		
Transfer to untaxed reserves		689		
Profit (Loss) of the period available for appropriation (+)/(-)		9905	-29.625.818,74	-27.021.310,80

10/47

N°.	0817.149.675	NYXOAH	C-c 5

APPROPRIATION ACCOUNT

	Codes	Period	Preceding period
Profit (Loss) to be appropriated (+)/(-)	9906	-112.185.344,99	-82.559.526,25
Profit (Loss) of the period available for appropriation (+)/(-)	(9905)	-29.625.818,74	-27.021.310,80
Profit (Loss) of the preceding period brought forward (+)/(-)	14P	-82.559.526,25	-55.538.215,45
Transfers from equity	791/2		
from contributions	791		
from reserves	792		
Appropriations to equity	691/2		
to contributions	691		
to legal reserve	6920		
to other reserves	6921		
Profit (loss) to be carried forward (+)/(-)	(14)	-112.185.344,99	-82.559.526,25
Shareholders' contribution in respect of losses	794		
Profit to be distributed	694/7		
Compensation for contributions	694		
Directors or managers	695		
Employees	696		
Other beneficiaries	697		

11/47

N°.	0817.149.675	NYXOAH	C-c 6.1

NOTES ON THE ACCOUNTS

STATEMENT OF FORMATION, CAPITAL INCREASE OR INCREASE OF CONTRIBUTIONS EXPENSES, LOAN ISSUE EXPENSES AND RESTRUCTURING COSTS

	Codes	Period	Preceding period
Net book value at the end of the period	20P	xxxxxxxxxxxxxxx	11.709.906,15
Movements during the period			
New expenses incurred	8002		
Amortisation	8003	2.813.752,12	
Other (+)/(-)	8004		
Net book value at the end of the period	(20)	8.896.154,03	
Of which			
Formation, capital increase or increase of contributions expenses, loan issue expenses and other formation expenses	200/2		
Restructuring costs	204		

12/47

N°.	0817.149.675	NYXOAH	C-c 6.2.1

STATEMENT OF INTANGIBLE FIXED ASSETS

DEVELOPMENT COSTS	Codes	Period	Preceding period
Acquisition value at the end of the period	8051P	xxxxxxxxxxxxxxx	35.717.922,37
Movements during the period			
Acquisitions, including produced fixed assets	8021	15.402.040,49	
Sales and disposals	8031		
Transfers from one heading to another (+)/(-)	8041		
Acquisition value at the end of the period	8051	51.119.962,86	
Amortisations and amounts written down at the end of the period	8121P	xxxxxxxxxxxxxxx	12.631.943,61
Movements during the period			
Recorded	8071	758.920,22	
Written back	8081		
Acquisitions from third parties	8091		
Cancelled owing to sales and disposals	8101		
Transferred from one heading to another (+)/(-)	8111		
Amortisations and amounts written down at the end of the period	8121	13.390.863,83	
NET BOOK VALUE AT THE END OF THE PERIOD	81311	37.729.099,03	

13/47

N°.	0817.149.675	NYXOAH	C-c 6.3.2

PLANT, MACHINERY AND EQUIPMENT

	Codes	Period	Preceding period
Acquisition value at the end of the period	8192P	xxxxxxxxxxxxxxx	788.778,72
Movements during the period			
Acquisitions, including produced fixed assets	8162	216.004,56	
Sales and disposals	8172		
Transfers from one heading to another (+)/(-)	8182		
Acquisition value at the end of the period	8192	1.004.783,28	
Revaluation surpluses at the end of the period	8252P	xxxxxxxxxxxxxxx	
Movements during the period			
Recorded	8212		
Acquisitions from third parties	8222		
Cancelled	8232		
Transferred from one heading to another (+)/(-)	8242		
Revaluation surpluses at the end of the period	8252		
Amortisations and amounts written down at the end of the period	8322P	xxxxxxxxxxxxxxx	179.462,78
Movements during the period			
Recorded	8272	163.377,79	
Written back	8282		
Acquisitions from third parties	8292		
Cancelled owing to sales and disposals	8302		
Transferred from one heading to another (+)/(-)	8312		
Amortisations and amounts written down at the end of the period	8322	342.840,57	
NET BOOK VALUE AT THE END OF THE PERIOD	(23)	661.942,71	

14/47

N°.	0817.149.675	NYXOAH	C-c 6.3.3

	Codes	Period	Preceding period
FURNITURE AND VEHICLES			
Acquisition value at the end of the period	8193P	xxxxxxxxxxxxxxx	258.457,83
Movements during the period			
Acquisitions, including produced fixed assets	8163	138.576,08	
Sales and disposals	8173		
Transfers from one heading to another (+)/(-)	8183		
Acquisition value at the end of the period	8193	397.033,91	
Revaluation surpluses at the end of the period	8253P	xxxxxxxxxxxxxxx	
Movements during the period			
Recorded	8213		
Acquisitions from third parties	8223		
Cancelled	8233		
Transfers from one heading to another (+)/(-)	8243		
Revaluation surpluses at the end of the period	8253		
Amortisations and amounts written down at the end of the period	8323P	xxxxxxxxxxxxxxx	158.169,59
Movements during the period			
Recorded	8273	57.053,47	
Written back	8283		
Acquisitions from third parties	8293		
Cancelled owing to sales and disposals	8303		
Transfers from one heading to another (+)/(-)	8313		
Amortisations and amounts written down at the end of the period	8323	215.223,06	
NET BOOK VALUE AT THE END OF THE PERIOD	(24)	181.810,85	

15/47

N°.	0817.149.675	NYXOAH	C-c 6.3.5

	Codes	Period	Preceding period
OTHER TANGIBLE FIXED ASSETS			
Acquisition value at the end of the period	8195P	xxxxxxxxxxxxxxx	234.556,79
Movements during the period			
Acquisitions, including produced fixed assets	8165		
Sales and disposals	8175		
Transfers from one heading to another (+)/(-)	8185		
Acquisition value at the end of the period	8195	234.556,79	
Revaluation surpluses at the end of the period	8255P	xxxxxxxxxxxxxxx	
Movements during the period			
Recorded	8215		
Acquisitions from third parties	8225		
Cancelled	8235		
Transferred from one heading to another (+)/(-)	8245		
Revaluation surpluses at the end of the period	8255		
Amortisations and amounts written down at the end of the period	8325P	xxxxxxxxxxxxxxx	102.831,55
Movements during the period			
Recorded	8275	37.241,11	
Written back	8285		
Acquisitions from third parties	8295		
Cancelled owing to sales and disposals	8305		
Transferred from one heading to another (+)/(-)	8315		
Amortisations and amounts written down at the end of the period	8325	140.072,66	
NET BOOK VALUE AT THE END OF THE PERIOD	(26)	94.484,13	

16/47

N°.	0817.149.675	NYXOAH	C-c 6.3.6

	Codes	Period	Preceding period
ASSETS UNDER CONSTRUCTION AND ADVANCE PAYMENTS			
Acquisition value at the end of the period	8196P	xxxxxxxxxxxxxxx	691.477,99
Movements during the period			
Acquisitions, including produced fixed assets	8166	26.216,24	
Sales and disposals	8176		
Transfers from one heading to another (+)/(-)	8186		
Acquisition value at the end of the period	8196	717.694,23	
Revaluation surpluses at the end of the period	8256P	xxxxxxxxxxxxxxx	
Movements during the period			
Recorded	8216		
Acquisitions from third parties	8226		
Cancelled	8236		
Transferred from one heading to another (+)/(-)	8246		
Revaluation surpluses at the end of the period	8256		
Amortisations and amounts written down at the end of the period	8326P	xxxxxxxxxxxxxxx	
Movements during the period			
Recorded	8276		
Written back	8286		
Acquisitions from third parties	8296		
Cancelled owing to sales and disposals	8306		
Transferred from one heading to another (+)/(-)	8316		
Amortisations and amounts written down at the end of the period	8326		
NET BOOK VALUE AT THE END OF THE PERIOD	(27)	717.694,23	

17/47

N°.	0817.149.675	NYXOAH	C-c 6.4.1

STATEMENT OF FINANCIAL FIXED ASSETS

	Codes	Period	Preceding period
AFFILIATED COMPANIES - PARTICIPATING INTERESTS AND SHARES			
Acquisition value at the end of the period	8391P	xxxxxxxxxxxxxxx	64,48
Movements during the period			
Acquisitions	8361		
Sales and disposals	8371		
Transfers from one heading to another (+)/(-)	8381		
Acquisition value at the end of the period	8391	64,48	
Revaluation surpluses at the end of the period	8451P	xxxxxxxxxxxxxxx	
Movements during the period			
Recorded	8411		
Acquisitions from third parties	8421		
Cancelled	8431		
Transferred from one heading to another (+)/(-)	8441		
Revaluation surpluses at the end of the period	8451		
Amounts written down at the end of the period	8521P	xxxxxxxxxxxxxxx	
Movements during the period			
Recorded	8471		
Written back	8481		
Acquisitions from third parties	8491		
Cancelled owing to sales and disposals	8501		
Transferred from one heading to another (+)/(-)	8511		
Amounts written down at the end of the period	8521		
Uncalled amounts at the end of the period	8551P	xxxxxxxxxxxxxxx	
Movements during the period (+)/(-)	8541		
Uncalled amounts at the end of the period	8551		
NET BOOK VALUE AT THE END OF THE PERIOD	(280)	64,48	
AFFILIATED COMPANIES - AMOUNTS RECEIVABLE			
NET BOOK VALUE AT THE END OF THE PERIOD	281P	xxxxxxxxxxxxxxx	
Movements during the period			
Appropriations	8581	1.042.385,47	
Repayments	8591		
Amounts written down	8601	1.042.385,47	
Amounts written back	8611		
Exchange differences (+)/(-)	8621		
Other movements (+)/(-)	8631		
NET BOOK VALUE AT THE END OF THE PERIOD	(281)		
ACCUMULATED AMOUNTS WRITTEN DOWN ON AMOUNTS RECEIVABLE AT END OF THE PERIOD	8651	5.861.516,29	

18/47

N°.	0817.149.675	NYXOAH	C-c 6.4.3

	Codes	Period	Preceding period
OTHER COMPANIES - PARTICIPATING INTERESTS AND SHARES			
Acquisition value at the end of the period	8393P	xxxxxxxxxxxxxxx	
Movements during the period			
Acquisitions	8363		
Sales and disposals	8373		
Transfers from one heading to another (+)/(-)	8383		
Acquisition value at the end of the period	8393		
Revaluation surpluses at the end of the period	8453P	xxxxxxxxxxxxxxx	
Movements during the period			
Recorded	8413		
Acquisitions from third parties	8423		
Cancelled	8433		
Transferred from one heading to another (+)/(-)	8443		
Revaluation surpluses at the end of the period	8453		
Amounts written down at the end of the period	8523P	xxxxxxxxxxxxxxx	
Movements during the period			
Recorded	8473		
Written back	8483		
Acquisitions from third parties	8493		
Cancelled owing to sales and disposals	8503		
Transferred from one heading to another (+)/(-)	8513		
Amounts written down at the end of the period	8523		
Uncalled amounts at the end of the period	8553P	xxxxxxxxxxxxxxx	
Movements during the period (+)/(-)	8543		
Uncalled amounts at the end of the period	8553		
NET BOOK VALUE AT THE END OF THE PERIOD	(284)		
OTHER COMPANIES - AMOUNTS RECEIVABLE			
NET BOOK VALUE AT THE END OF THE PERIOD	285/8P	xxxxxxxxxxxxxxx	24.098,96
Movements during the period			
Appropriations	8583		
Repayments	8593	1.272,36	
Amounts written down	8603		
Amounts written back	8613		
Exchange differences (+)/(-)	8623		
Other movements (+)/(-)	8633		
NET BOOK VALUE AT THE END OF THE PERIOD	(285/8)	22.826,60	
ACCUMULATED AMOUNTS WRITTEN DOWN ON AMOUNTS RECEIVABLE AT END OF THE PERIOD	8653		

19/47

N°. 0817.149.675 NYXOAH C-c 6.5.1 PARTICIPATING INTERESTS AND OTHER RIGHTS IN OTHER COMPANIES PARTICIPATING INTERESTS INFORMATION The following list mentions the companies in which the company holds a participating interest (recorded in headings 280 and 282 of assets), as well as the companies in which the company holds rights (recorded in headings 284 and 51/53 of assets) for an amount of at least 10% of the capital, the equity or a class of shares of the company. NAME, full address of the REGISTERED OFFICE and, for an entity governed by Belgian law, the COMPANY REGISTRATION NUMBER Rights held Directly Subs-idiaries Number % % Data extracted from the most recent annual accounts Annual accounts as per Cur-rency code Equity Net result (in units) (+) or (-) Nature NYXOAH LTD 31/12/2022 ILS 8.613.655 1.511.459 Yigal Alon st 126 64074 Tel Aviv Israel shares 100 100,00 0,00 NYXOAH PTY LTD FC 31/12/2022 AUD -9.719.961 -2.379.549 GIPPS STREET 58 VIC3066 COLLINGWOOD Australia shares 100 100,00 0,00 NYXOAH INC 31/12/2022 USD 1.327.461 1.197.445 LITTLE FALLS DRIVE 251 19808 DELAWARE United States of America Shares 1.000 100,00 0,00 20/47

N°.	0817.149.675	NYXOAH	C-c 6.6

CURRENT INVESTMENTS AND ACCRUALS AND DEFERRED INCOME

	Codes	Period	Preceding period
CURRENT INVESTMENTS - OTHER INVESTMENTS			
Shares and investments other than fixed income investments	51		
Shares – Book value increased with the uncalled amount	8681		
Shares – Uncalled amount	8682		
Precious metals and works of art	8683		
Fixed-income securities	52		
Fixed income securities issued by credit institutions	8684		
Term accounts with credit institutions	53	76.968.116,35	
With a remaining term or notice			
up to one month	8686	58.968.116,35	
between one month and one year	8687	18.000.000,00	
over one year	8688		
Other investments not mentioned above	8689		

	Period
ACCRUALS AND DEFERRED INCOME	
Allocation of account 490/1 of assets if the amount is significant	
Deffered charges	999.862,56
Acquired product	259.026,46

21/47

N°.	0817.149.675	NYXOAH	C-c 6.7.1

STATEMENT OF CAPITAL AND SHAREHOLDERS' STURCTURE

STATEMENT OF CAPITAL

	Codes	Period	Preceding period
Capital			
Issued capital at the end of the period	100P	XXXXXXXXXXXXXX	4.427.369,69
Issued capital at the end of the period	(100)	4.440.069,16	

	Codes	Period	Number of shares
Modifications during the period			
Capital increase		12.699,47	73.920
Composition of the capital Share types			
Ordinary		4.427.369,69	25.846.279
Registered shares	8702	XXXXXXXXXXXXXX	12.247.577
Shares dematerialized	8703	XXXXXXXXXXXXXX	13.598.702

	Codes	Uncalled amount	Called up amount, unpaid
Unpaid capital			
Uncalled capital	(101)		XXXXXXXXXXXXXX
Called up capital, unpaid	8712	XXXXXXXXXXXXXX	
Shareholders that still need to pay up in full			

	Codes	Period
Own shares		
Held by the company itself		
Amount of capital held	8721	
Number of shares	8722	
Held by a subsidiary		
Amount of capital held	8731	
Number of shares	8732	
Commitments to issuing shares		
Owing to the exercise of conversion rights		
Amount of outstanding convertible loans	8740	
Amount of capital to be subscribed	8741	
Corresponding maximum number of shares to be issued	8742	
Owing to the exercise of subscription rights		
Number of outstanding subscription rights	8745	2.578.750
Amount of capital to be subscribed	8746	443.029,25
Corresponding maximum number of shares to be issued	8747	2.578.750
Authorised capital not issued	8751	

22/47

N°. 0817.149.675 NYXOAH C-c 6.7.1 Shares issued, non-representing capital Period Distribution Number of shares Number of voting rights attached thereto Allocation by shareholder Number of shares held by the company itself Number of shares held by its subsidiaries Codes 8762 8771 8781 ........................................................................................................................... 8761 .............. ...................................................................................... ................................................... ................................................................................ ......................................................... ..................................................................................... .................................................... Period ADDITIONAL NOTES REGARDING CONTRIBUTIONS (INCLUDING CONTRIBUTIONS IN THE FORM OF SERVICES OR KNOW-HOW) 23/47

N°. 0817.149.675 C-c 6.7.2 SHAREHOLDERS' STRUCTURE OF THE COMPANY AT YEAR-END CLOSING DATE NYXOAH As reflected in the notifications received by the company pursuant to article 7:225 of the Belgian Companies and Associations Code, article 14 fourth paragraph of the law of 2 May 2007 on the publication of major holdings and article 5 of the Royal Decree of 21 August 2008 on further rules for certain multilateral trading facilities. 24/47

| N°. | 0817.149.675 | NYXOAH | C-c 6.9 |

STATEMENT OF AMOUNTS PAYABLE AND ACCRUALS AND DEFERRED INCOME (LIABILITIES)

	Codes	Period
BREAKDOWN OF AMOUNTS PAYABLE WITH AN ORIGINAL TERM OF MORE THAN ONE YEAR, ACCORDING TO THEIR RESIDUAL MATURITY		
Current portion of amounts payable after more than one year falling due within one year		
Financial debts	8801	343.347,53
Subordinated loans	8811	
Unsubordinated debentures	8821	
Leasing and other similar obligations	8831	
Credit institutions	8841	
Other loans	8851	343.347,53
Trade debts	8861	
Suppliers	8871	
Bills of exchange payable	8881	
Advance payments on contracts in progress	8891	
Other amounts payable	8901	
Total current portion of amounts payable after more than one year falling due within one year	(42)	343.347,53
Amounts payable with a remaining term of more than one year, yet less than 5 years		
Financial debts	8802	923.471,64
Subordinated loans	8812	
Unsubordinated debentures	8822	
Leasing and other similar obligations	8832	
Credit institutions	8842	
Other loans	8852	923.471,64
Trade debts	8862	
Suppliers	8872	
Bills of exchange payable	8882	
Advance payments on contracts in progress	8892	
Other amounts payable	8902	
Total amounts payable with a remaining term of more than one year, yet less than 5 years	8912	923.471,64
Amounts payable with a remaining term of more than 5 years		
Financial debts	8803	
Subordinated loans	8813	
Unsubordinated debentures	8823	
Leasing and other similar obligations	8833	
Credit institutions	8843	
Other loans	8853	
Trade debts	8863	
Suppliers	8873	
Bills of exchange payable	8883	
Advance payments on contracts in progress	8893	
Other amounts payable	8903	
Amounts payable with a remaining term of more than 5 years	8913	

25/47

N°.	0817.149.675	NYXOAH	C-c 6.9

	Codes	Period
AMOUNTS PAYABLE GUARANTEED *(included in accounts 17 and 42/48 of liabilities)*		
Amounts payable guaranteed by the Belgian government agencies		
Financial debts	8921	
Subordinated loans	8931	
Unsubordinated debentures	8941	
Leasing and other similar obligations	8951	
Credit institutions	8961	
Other loans	8971	
Trade debts	8981	
Suppliers	8991	
Bills of exchange payable	9001	
Advance payments on contracts in progress	9011	
Remuneration and social security	9021	
Other amounts payable	9051	
Total of the amounts payable guaranteed by the Belgian government agencies	9061	
Amounts payable guaranteed by real securities given or irrevocably promised by the company on its own assets		
Financial debts	8922	
Subordinated loans	8932	
Unsubordinated debentures	8942	
Leasing and other similar obligations	8952	
Credit institutions	8962	
Other loans	8972	
Trade debts	8982	
Suppliers	8992	
Bills of exchange payable	9002	
Advance payments on contracts in progress	9012	
Taxes, remuneration and social security	9022	
Taxes	9032	
Remuneration and social security	9042	
Other amounts payable	9052	
Total amounts payable guaranteed by real securities given or irrevocably promised by the company on its own assets	9062	

	Codes	Period
TAXES, REMUNERATION AND SOCIAL SECURITY		
Taxes *(headings 450/3 and 178/9 of liabilities)*		
Outstanding tax debts	9072	
Accruing taxes payable	9073	183.463,36
Estimated taxes payable	450	
Remuneration and social security *(headings 454/9 and 178/9 of liabilities)*		
Amounts due to the National Social Security Office	9076	
Other amounts payable in respect of remuneration and social security	9077	1.344.697,74

26/47

N°. 0817.149.675 NYXOAH C-c 6.9 Period Allocation of heading 492/3 of liabilities if the amount is significant ACCRUALS AND DEFERRED INCOME expenses to be charged 112.903,10 27/47

N°.	0817.149.675	NYXOAH	C-c 6.10

OPERATING RESULTS

	Codes	Period	Preceding period
OPERATING INCOME			
Net turnover			
Allocation by categories of activity			
Genio System		3.095.389,42	862.859,70
Allocation by geographical market			
Germany		2.817.047,51	818.584,70
Rest of Europe			44.275,00
Finland		40.550,00	
Zwitzerland		213.791,91	
Spain		24.000,00	
Other operating income			
Operating subsidies and compensatory amounts received from public authorities	740	149.803,00	
OPERATING CHARGES			
Employees for whom the company submitted a DIMONA declaration or who are recorded in the general personnel register			
Total number at the closing date	9086	35	24
Average number of employees calculated in full-time equivalents	9087	34,0	18,5
Number of actual hours worked	9088	45.839	31.749
Personnel costs			
Remuneration and direct social benefits	620	3.558.014,93	2.613.238,18
Employers' contribution for social security	621	728.796,22	714.726,24
Employers' premiums for extra statutory insurance	622	171.063,74	174.354,78
Other personnel costs	623	659.878,98	429.428,32
Retirement and survivors' pensions	624		

28/47

N°.	0817.149.675	NYXOAH	C-c 6.10

	Codes	Period	Preceding period
Provisions for pensions and similar obligations			
Appropriations (uses and write-backs) (+)/(-)	635		
Depreciations			
On stock and contracts in progress			
Recorded	9110		
Written back	9111		
On trade debtors			
Recorded	9112	29.043,00	
Written back	9113		
Provisions for liabilities and charges			
Appropriations	9115	47.370,88	18.073,47
Uses and write-backs	9116		9.697,34
Other operating charges			
Taxes related to operation	640	868,15	11.626,06
Other	641/8	284.267,58	9.760,76
Hired temporary staff and personnel placed at the company's disposal			
Total number at the closing date	9096		
Average number calculated in full-time equivalents	9097	0,5	0,6
Number of actual hours worked	9098	853	988
Costs to the company	617	34.716,61	72.007,86

29/47

N°.	0817.149.675	NYXOAH	C-c 6.11

FINANCIAL RESULTS

	Codes	Period	Preceding period
RECURRING FINANCIAL INCOME			
Other financial income			
Subsidies paid by public authorities, added to the profit and loss account			
Capital subsidies	9125		
Interest subsidies	9126		
Allocation of other financial income			
Exchange differences realized	754	2.716.304,66	8.759,21
Other			
RECURRING FINANCIAL CHARGES			
Depreciation of loan issue expenses	6501		
Capitalised interests	6502		12.973,83
Depreciations on current assets			
Recorded	6510		
Written back	6511		
Other financial charges			
Amount of the discount borne by the company, as a result of negotiating amounts receivable	653	9.209,13	9.351,00
Provisions of a financial nature			
Appropriations	6560		
Uses and write-backs	6561		
Allocation of other financial costs			

30/47

N°.	0817.149.675	NYXOAH	C-c 6.12

INCOME AND CHARGES OF EXCEPTIONAL SIZE OR FREQUENCY

	Codes	Period	Preceding period
NON-RECURRING INCOME	76		
Non-recurring operating income	(76A)		
Write-back of depreciation and of amounts written off intangible and tangible fixed assets	760		
Write-back of provisions for extraordinary operating liabilities and charges	7620		
Capital profits on disposal of intangible and tangible fixed assets	7630		
Other non-recurring operating income	764/8		
Non-recurring financial income	(76B)		
Write-back of amounts written down financial fixed assets	761		
Write-back of provisions for extraordinary financial liabilities and charges	7621		
Capital profits on disposal of financial fixed assets	7631		
Other non-recurring financial income	769		
NON-RECURRING CHARGES	66	1.042.385,47	-5.768.391,64
Non-recurring operating charges	(66A)		-7.587.260,00
Non-recurring depreciation of and amounts written off formation expenses, intangible and tangible fixed assets	660		
Provisions for extraordinary operating liabilities and charges: appropriations (uses) (+)/(-)	6620		
Capital losses on disposal of intangible and tangible fixed assets	6630		
Other non-recurring operating charges	664/7		
Non-recurring operating charges carried to assets as restructuring costs (-)	6690		-7.587.260,00
Non-recurring financial charges	(66B)	1.042.385,47	1.818.868,36
Amounts written off financial fixed assets	661	1.042.385,47	1.818.868,36
Provisions for extraordinary financial liabilities and charges - appropriations (uses) (+)/(-)	6621		
Capital losses on disposal of financial fixed assets	6631		
Other non-recurring financial charges	668		
Non-recurring financial charges carried to assets as restructuring costs (-)	6691		

31/47

N°.	0817.149.675	NYXOAH	C-c 6.13

TAXES

INCOME TAXES

	Codes	Period
Income taxes on the result of the period	9134	32.353,36
Income taxes paid and withholding taxes due or paid	9135	32.353,36
Excess of income tax prepayments and withholding taxes paid recorded under assets	9136	
Estimated additional taxes	9137	
Income taxes on the result of prior periods	9138	3.204,91
Additional income taxes due or paid	9139	3.204,91
Additional income taxes estimated or provided for	9140	
Major reasons for the differences between pre-tax profit, as it results from the annual accounts, and estimated taxable profit		
Disallowed expenses		1.432.513,19

	Period
Influence of non-recurring results on income taxes on the result of the period	

	Codes	Period
Sources of deferred taxes		
Deferred taxes representing assets	9141	108.782.966,46
Accumulated tax losses deductible from future taxable profits	9142	108.782.966,46
Deferred taxes representing liabilities	9144	
Allocation of deferred taxes representing liabilities		

	Codes	Period	Preceding period
VALUE-ADDED TAXES AND TAXES BORNE BY THIRD PARTIES			
Value-added taxes charged			
To the company (deductible)	9145	1.081.640,78	1.786.455,10
By the company	9146		1.782,75
Amounts withheld on behalf of third party by way of			
Payroll withholding taxes	9147	1.238.739,61	768.239,18
Withholding taxes on investment income	9148		

32/47

N°.	0817.149.675	NYXOAH	C-c 6.14

RIGHTS AND COMMITMENTS NOT REFLECTED IN THE BALANCE SHEET

	Codes	Period
PERSONAL GUARANTEES PROVIDED OR IRREVOCABLY PROMISED BY THE COMPANY AS SECURITY FOR DEBTS AND COMMITMENTS OF THIRD PARTIES	9149	
Of which		
Bills of exchange in circulation endorsed by the company	9150	
Bills of exchange in circulation drawn or guaranteed by the company	9151	
Maximum amount for which other debts or commitments of third parties are guaranteed by the company	9153	
REAL GUARANTEES		
Real guarantees provided or irrevocably promised by the company on its own assets as security of debts and commitments of the company		
Mortgages		
Book value of the immovable properties mortgaged	91611	
Amount of registration	91621	
For irrevocable mortgage mandates, the amount for which the agent can take registration	91631	
Pledging of goodwill		
Maximum amount up to which the debt is secured and which is the subject of registration	91711	
For irrevocable mandates to pledge goodwill, the amount for which the agent can take the inscription	91721	
Pledging of other assets or irrevocable mandates to pledge other assets		
Book value of the immovable properties mortgaged	91811	
Maximum amount up to which the debt is secured	91821	
Guarantees provided or irrevocably promised on future assets		
Amount of assets in question	91911	
Maximum amount up to which the debt is secured	91921	
Vendor's privilege		
Book value of sold goods	92011	
Amount of the unpaid price	92021	

33/47

N°.	0817.149.675	NYXOAH	C-c 6.14

	Codes	Period
Real guarantees provided or irrevocably promised by the company on its own assets as security of debts and commitments of third parties		
Mortgages		
Book value of the immovable properties mortgaged	91612	
Amount of registration	91622	
For irrevocable mortgage mandates, the amount for which the agent can take registration	91632	
Pledging of goodwill		
Maximum amount up to which the debt is secured and which is the subject of registration	91712	
For irrevocable mandates to pledge goodwill, the amount for which the agent can take the inscription	91722	
Pledging of other assets or irrevocable mandates to pledge other assets		
Book value of the immovable properties mortgaged	91812	
Maximum amount up to which the debt is secured	91822	
Guarantees provided or irrevocably promised on future assets		
Amount of assets in question	91912	
Maximum amount up to which the debt is secured	91922	
Vendor's privilege		
Book value of sold goods	92012	
Amount of the unpaid price	92022	

	Codes	Period
GOODS AND VALUES, NOT REFLECTED IN THE BALANCE SHEET, HELD BY THIRD PARTIES IN THEIR OWN NAME BUT FOR THE BENEFIT AND AT THE RISK OF THE COMPANY		
SUBSTANTIAL COMMITMENTS TO ACQUIRE FIXED ASSETS		
SUBSTANTIAL COMMITMENTS TO DISPOSE OF FIXED ASSETS		
FORWARD TRANSACTIONS		
Goods purchased (to be received)	9213	
Goods sold (to be delivered)	9214	
Currencies purchased (to be received)	9215	920.978,97
Currencies sold (to be delivered)	9216	

	Period
COMMITMENTS RELATING TO TECHNICAL GUARANTEES IN RESPECT OF SALES OR SERVICES	

34/47

N°. 0817.149.675 NYXOAH C-c 6.14 Period AMOUNT, NATURE AND FORM CONCERNING LITIGATION AND OTHER IMPORTANT COMMITMENTS Variable part RCA région wallonne 7.585.045,00 SETTLEMENT REGARDING THE COMPLEMENTARY RETIREMENT OR SURVIVORS’ PENSION FOR PERSONNEL AND BOARD MEMBERS Brief description Pension plan The company Nyxoah has set up an additional pension plan for the benefit of all its employees since the year 2012. This pension plan is a so-called "defined contribution" plan and is outsourced and financed by a group insurance contract (a pension fund). This plan defines the payment of contributions paid by the employer. The goal is to finance a capital that will be paid out to employees in case of life at the age of 65. Employer's allowances and personal contributions are paid periodically to the organization responsible for financing the pensions. According to Belgian legislation, the employer must guarantee a minimum return on both the employer's allowances and the personal contributions. At the balance sheet date, the insurance company informed us that there is no underfunding of the legal reserves compared to the mathematical reserves. The calculation method corresponds to the underfunding determined according to the intrinsic value method. This method consists of comparing the reserves defined in the pension plan and available in the individual contracts at the balance sheet date with the individual minimum reserve calculated at the balance sheet date. The negative difference determines the individual underfunding at the balance sheet date. The total underfunding is the sum of the individual underfunding. Measures taken to cover the related charges Code Period PENSIONS FUNDED BY THE COMPANY ITSELF Methods of estimation Estimated amount of the commitments resulting from past services ................................................. 9220 .................................................. .................................................. ................. Period NATURE AND FINANCIAL IMPACT OF SIGNIFICANT EVENTS AFTER THE CLOSING DATE not reflected in the balance sheet or income statement Period COMMITMENTS TO PURCHASE OR SALE AVAILABLE TO THE COMPANY AS ISSUER OF OPTIONS FOR SALE OR PURCHASE Period NATURE, COMMERCIAL OBJECTIVE AND FINANCIAL CONSEQUENCES OF TRANSACTIONS NOT REFLECTED IN THE BALANCE SHEET If the risks and benefits resulting from such transactions are of any meaning and if publishing such risks and benefits is necessary to appreciate the financial situation of the company 35/47

N°. 0817.149.675 NYXOAH C-c 6.14 Period OTHER RIGHTS AND COMMITMENTS NOT REFLECTED IN THE BALANCE SHEET (including those that cannot be calculated) 36/47

N°. 0817.149.675 C-c 6.15 RELATIONSHIPS WITH AFFILIATED COMPANIES, ASSOCIATED COMPANIES AND OTHER COMPANIES LINKED BY PARTICIPATING INTERESTS NYXOAH Codes Period Preceding period AFFILIATED COMPANIES Participating interests ............................................................................... Provided or irrevocably promised by affiliated companies as security for debts or commitments of the company ................................................... Subordinated amounts receivable ............................................................ .................................................................................... ..................................... Financial fixed assets Other amounts receivable ........................................................................ Amounts receivable...................................................................................... .......................................... Over one year .......................................................................................... Within one year ....................................................................................... Current investments Shares ..................................................................................................... ..................................................................................... ............................................ Amounts receivable ................................................................................. Amounts payable .......................................................................................... ...................................... Personal and real guarantees Provided or irrevocably promised by the company as security for debts or commitments of affiliated companies .................................................. Other significant financial commitments .................................................... ..................................................... Financial results ....................... Income from financial fixed assets ........................................................... ............................................................ .......... Income from current assets ...................................................................... .......................................................... Other financial income .............................................................................. .................................................. Debt charges ........................................................................................... ..................................... Other financial charges ............................................................................ .................................................... 64,48 64,48 233.498,43 233.498,43 342.459,74 342.459,74 64,48 64,48 1.226.873,58 1.226.873,58 1.613.952,95 1.613.952,95 Disposal of fixed assets Capital profits realised Capital losses realised ............................................................................... .................................................. .............................................................................. ................................................... (280/1) (280) 9271 9281 9291 9301 9311 9321 9331 9351 9341 9361 9371 9381 9391 9401 9421 9431 9441 9461 9471 9481 9491 Over one year .......................................................................................... Within one year ....................................................................................... 37/47

N°.	0817.149.675	NYXOAH	C-c 6.15

RELATIONSHIPS WITH AFFILIATED COMPANIES, ASSOCIATED COMPANIES AND OTHER COMPANIES LINKED BY PARTICIPATING INTERESTS

	Codes	Period	Preceding period
ASSOCIATED COMPANIES			
Financial fixed assets	9253		
Participating interests	9263		
Subordinated amounts receivable	9273		
Other amounts receivable	9283		
Amounts receivable	9293		
Over one year	9303		
Within one year	9313		
Amounts payable	9353		
Over one year	9363		
Within one year	9373		
Personal and real guarantees			
Provided or irrevocably promised by the company as security for debts or commitments of affiliated companies	9383		
Provided or irrevocably promised by affiliated companies as security for debts or commitments of the company	9393		
Other significant financial commitments	9403		
COMPANIES LINKED BY PARTICIPATING INTERESTS			
Financial fixed assets	9252		
Participating interests	9262		
Subordinated amounts receivable	9272		
Other amounts receivable	9282		
Amounts receivable	9292		
Over one year	9302		
Within one year	9312		
Amounts payable	9352		
Over one year	9362		
Within one year	9372		

	Period
TRANSACTIONS WITH AFFILIATED PARTIES BEYOND NORMAL MARKET CONDITIONS	
Mention of these transactions if they are significant, including the amount of the transactions, the nature of the link, and all information about the transactions that should be necessary to get a better understanding of the financial situation of the company	

Nihil

38/47

N°.	0817.149.675	NYXOAH	C-c 6.16

FINANCIAL RELATIONSHIPS WITH

	Codes	Period
DIRECTORS AND MANAGERS, INDIVIDUALS OR LEGAL PERSONS WHO CONTROL THE COMPANY DIRECTLY OR INDIRECTLY WITHOUT BEING ASSOCIATED THEREWITH, OR OTHER COMPANIES CONTROLLED DIRECTLY OR INDIRECTLY BY THESE PERSONS		
Amounts receivable from these persons	9500	
Principal conditions regarding amounts receivable, rate of interest, duration, any amounts repaid, cancelled or written off		
Guarantees provided in their favour	9501	
Other significant commitments undertaken in their favour	9502	
Amount of direct and indirect remunerations and pensions, reflected in the income statement, as long as this disclosure does not concern exclusively or mainly, the situation of a single identifiable person		
To directors and managers	9503	945.932,31
To former directors and former managers	9504	

	Codes	Period
THE AUDITOR(S) AND THE PERSONS WHOM HE (THEY) IS (ARE) COLLABORATING WITH		
Auditors' fees	9505	527.000,00
Fees for exceptional services or special assignments executed within the company by the auditor		
Other audit assignments	95061	18.000,00
Tax consultancy assignments	95062	
Other assignments beyondthe audit	95063	45.000,00
Fees for exceptional services or special assignments executed within the company by people the auditor(s) is (are collaborating with		
Other audit assignments	95081	
Tax consultancy assignments	95082	
Other assignments beyondthe audit	95083	

Mentions related to article 3:64, § 2 and § 4 of the Belgian Companies and Associations Code

39/47

N°. 0817.149.675 C-c 6.18.1 DECLARATION WITH REGARD TO THE CONSOLIDATED ANNUAL ACCOUNTS NYXOAH INFORMATION TO DISCLOSE BY EACH COMPANY GOVERNED BY THE BELGIAN COMPANIES AND ASSOCIATIONS CODE ON THE CONSOLIDATED ANNUAL ACCOUNTS The company has prepared and published consolidated annual accounts and a consolidated annual report* The company has not prepared consolidated annual accounts and a consolidated annual report, because of an exemption for the following reason(s)* The company and its subsidiaries exceed, on a consolidated basis, not more than one of the criteria mentioned in article 1:26 of the Belgian Companies and Associations Code* The company itself is a subsidiary of a parent company that prepares and publishes consolidated annual accounts, in which the annual accounts are integrated by consolidation* The company only has subsidiaries that, considering the evaluation of the consolidated capital, the consolidated financial position or the consolidated result, individually or together, are of negligible interestError! Bookmark not defined. (article 3:23 of the Belgian Companies and Associations Code) Name, full address of the registered office and, if it concerns companies under Belgian law, the company registration number of the parent company(ies) and the indication if this (these) parent company(ies) prepares (prepare) and publishes (publish) consolidated annual accounts, in which the annual accounts are included by means of consolidation**: If the parent company(ies) is (are) (a) company(ies) governed by foreign law, the location where the abovementioned annual accounts are available**: * Strike out what does not apply. ** Where the annual accounts of the company are consolidated at different levels, the information should be given, on the one hand at the highest and on the other at the lowest level of companies of which the company is a subsidiary and for which consolidated accounts are prepared and published. 40/47

N°.	0817.149.675	NYXOAH	C-c 6.18.2

FINANCIAL RELATIONSHIPS OF THE GROUP THE COMPANY IS IN CHARGE OF IN BELGIUM WITH THE AUDITOR(S) AND THE PERSONS WITH WHOM HE (THEY) IS (ARE) LINKED

	Codes	Period
Mentions related to article 3:65, § 4 and § 5 of the Belgian Companies and Associations Code		
Fees to auditors according to the mandate at the group level led by the company publishing the information	9507	567.000,00
Fees for exceptional services or special missions executed by the auditor(s) at this group		
Other audit assignments	95071	18.000,00
Tax consultancy assignments	95072	20.654,00
Other assignments beyondthe audit	95073	45.000,00
Fees to people auditors are linked to according to the mandate at the group level led by the company publishing the information	9509	
Fees for exceptional services or special assignments executed at this group by people the auditor(s) is (are) linked to		
Other audit assignments	95091	
Tax consultancy assignments	95092	
Other assignments beyond the audit	95093	

Mentions related to article 3:64, § 2 and § 4 of the Belgian Companies and Associations Code

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N°. 0817.149.675 C-c 6.19 VALUATION RULES NYXOAH VALUATION RULES The annual accounts have been drawn up in accordance with the Royal Decree of 29 April 2019 regarding the implementation of the Code of Companies and Associations. The annual accounts give a true and fair view of the assets, liabilities, financial position and results of the company. The amounts relating to the financial year are established in a consistent way with those of the previous financial year. Assets and liabilities are valued in accordance with article 3:108 of the Royal Decree of 29 April 2019 on the assumption that the company will continue as a going concern. Each component of the assets and liabilities is valued separately. Depreciations, write-off and revaluations are specific to each asset to which they relate. Provisions for liabilities and charges are individualized. Valuations, depreciations, write-off and provisions for liabilities and charges meet the requirements of prudence, sincerity and good faith. Formation expenses amortized over a period of 5 years. Formation expenses will be amortized over a period of 5 years as from the finalization of the capital round. Intangible assets Intangible fixed assets are stated at net book value, i.e. the acquisition value less depreciations and write-downs recorded. If they were set up by the company itself, they are recorded at the lower of cost or production cost, or at a conservative estimate of their value in use, with an estimate of future yield acting as a ceiling. Intangible assets are amortized on a straight-line basis. The following amortization percentage applies: 20% Research and development expenses - Patents The development costs are capitalized as intangible asset on the balance sheet if the potential profitability are identifiable and probable. Development expenses will be capitalized for the first time in the year in which the CE mark is obtained. Research and development expenses - Device treating Obstructive Sleep Apnea. The development costs were capitalized as intangible asset on the balance sheet if the potential profitability are identifiable and probable. Part of the capitalization will stop following the sales made. Nevertheless, part of the capitalization will continue, i.e.: indirect and direct costs of clinical studies conducted in Europe, United-States and Australia ; Development costs incurred in Israel. Research and development costs are amortized over the estimated life of the Genio system based on the expiration of the last patent of this technology. The company concludes that the useful life of the technology and related improvements is at least 14 years from January 1, 2021. In accordance with the accounting principle, the intangible assets are tested annually for impairment during the development period. The Genio® system is currently a unique product line developed by the Company and the Company determined that it has two cash generating units, Genio® system in Europe and Genio® system in the United States, for which a value in use analysis has been performed. The discount rates have been determined by reference to the analyst reports covering the Company which are available. A sensitivity analysis has been performed concluding that a reasonable change in the WACC and/or the long-term growth rate would not lead to an impairment. ? Property, plant and equipment Fixed assets are stated at net book value, i.e. the acquisition value less depreciations and impairments. Fixed assets are depreciated using the straight-line method. Additional costs are immediately recognized in the income statement. The following depreciation percentages apply: Computer hardware: 33%. Fitting-out of rented buildings 20% Machinery and tools 20%. Furniture 10% Interest expenses are not included in the acquisition value . Property, plant and equipment that are no longer in use or that have no planned use on a long-term basis for the company's business are, where applicable, subject to exceptional depreciation or impairment to bring their valuation into line with their probable realizable value. Long-term financial assets Financial fixed assets are valued at their acquisition cost and impairments are accounted for in case sustainable minus values are identified considering applicable circumstances, considering expected profitability or perspectives for which the investment or shares are held. Guarantees are booked at their nominal value. Write-off are applied to receivables included in financial fixed assets in the event of uncertainty regarding the payment of those on the due date. Receivables Receivables are recorded in the balance sheet at their nominal value. Receivables are subject to write-off in the event of uncertainty as to the payment of all or part of the receivable on the due date. ? VALUATION RULES Receivables are recorded in the balance sheet at their nominal value taking into consideration liabilities recorded in accruals and deferred income on the basis of pro rata temporis of interest: a. interest conventionally included in the nominal value of the receivables; b. the difference between the acquisition value and the nominal value of the receivables; c. the discounting of non-interest-bearing or abnormally low-interest receivables, Cash and cash equivalents Cash and cash equivalents are recorded at their nominal value. Write-off are applied if their realizable value is lower than their nominal value on the closing date of the financial year. Additional write-off are booked in the same way as for investments. Accrued charges and deferred income Income and expenses relating to the financial year or to the previous financial years are taken into account, regardless of the date of payment or collection of such income and expenses, unless the actual collection of such income is uncertain. If income or expenses are significantly influenced by income or expenses attributable to another financial year, this is mentioned in the notes to the accounts. Statement of liabilities Recoverable advances Recoverable advances contracted with the Direction Générale d'Aide à la Recherche de la Région Wallonne (DGO6) are recognized as other operating income in the fiscal year in which the Company obtains confirmation of the settlement of the DGO6's claims. When the 42/47

N°. 0817.149.675 C-c 6.19 VALUATION RULES NYXOAH Company decides to use the results of the research or development project (decision subject to written notification by the Company to DGO6), the portion of the recoverable cash advance that is repayable at the time of the decision to start using the results of the research or development project independently of sales (i.e. 30% of the recoverable advance) will be recognized as a debt on the balance sheet. The remaining 70% of the amount of the recoverable advance, which is repayable based on sales, will be recorded as an off-balance sheet item. Accrued charges and deferred revenues These debts are valued at their nominal value. These debts do not include any long-term debts, either interest-free or with a low interest rate. If this is the case, a discount must be applied to these debts that should be capitalized. Transactions in foreign currencies Transactions in foreign currencies are translated at the exchange rate applicable at the date of the transaction. Non-current assets and shareholders' equity are translated into euros at the historical exchange rate. Other assets and liabilities in foreign currencies are translated into euros at the exchange rate applicable at the balance sheet date. Realized and unrealized exchange differences are immediately recognized in the income statement. Cash flow hedges The effects of changes in the fair value of cash flow hedges are recognized as off-balance sheet commitments and disclosed in the notes to the financial statements. In the case of cash flow hedges (Call & Put; Swaps); premiums received are recorded in an accrual account; changes in financial instruments are recorded in the income statement. Income and expense recognition Income and expenses related to the disposal of an asset will be recognized in the year in which the main risks and rewards on the asset are transferred to the purchaser. In principle, the transfer of the main risks and rewards correspond to the transfer of ownership of the asset or, if it is separated from it, to the transfer of the risks of loss or deterioration of the asset. With respect to the provision of services, the income and expenses related to the provision of services will be allocated to the financial year in which the essential part of the service is performed. Expenses will be recognized as they are incurred. Invoiced expenses that are related to the following financial year will be accounted for on an deferred charges account on the assets side of the balance sheet. Justification of the application of the continuity accounting rules As at December 31, 2022, the Company had cash and cash equivalents of €12 million and financial assets of €77.0 million. Based on cash flow forecasts for the upcoming years, which include significant expenses and cash outflows in relation to -among others- the ongoing clinical trials, the continuation of research and development projects, and the scaling-up of the Company's manufacturing facilities, the Company believes that this cash position will be sufficient to meet the Company's capital requirements and fund its operations for at least 12 months as from the date of this Annual Report. In view of the above, and notwithstanding a loss brought forward of €112 million as of December 31, 2022, the Board of Directors has decided, after due consideration, that the application of the valuation rules in the assumption of a "going concern" is justified. 43/47

N°.	0817.149.675	NYXOAH	C-c 10

SOCIAL BALANCE SHEET

Numbers of the joint industrial committees competent for the company: 218

STATEMENT OF THE PERSONS EMPLOYED

EMPLOYEES FOR WHOM THE COMPANY SUBMITTED A DIMONA DECLARATION OR WHO ARE RECORDED IN THE GENERAL PERSONNEL REGISTER

During the period	Codes	Total	1. Men	2. Women
Average number of employees				
Full-time	1001	27,2	13,2	14,0
Part-time	1002	2,0	1,3	0,7
Total in full-time equivalents (FTE)	1003	28,1	13,6	14,5
Number of actual hours worked				
Full-time	1011	44.348	21.765	22.583
Part-time	1012	1.491	519	972
Total	1013	45.839	22.284	23.555
Personnel costs				
Full-time	1021	3.195.644,74		
Part-time	1022	196.384,05		
Total	1023	3.392.028,79	2.078.595,02	1.313.433,77
Benefits in addition to wages	1033	39.235,85	19.220,33	20.015,52

During the preceding period	Codes	P. Total	1P. Men	2P. Women
Average number of employees in FTE	1003	18,5	11,2	7,3
Number of actual hours worked	1013	31.749	19.296	12.453
Personnel costs	1023	2.903.908,01	2.391.309,87	512.598,14
Benefits in addition to wages	1033	27.727,03	17.006,15	10.720,88

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N°.	0817.149.675	NYXOAH	C-c 10

EMPLOYEES FOR WHOM THE COMPANY SUBMITTED A DIMONA DECLARATION OR WHO ARE RECORDED IN THE GENERAL PERSONNEL REGISTER (continuation)

At the closing date of the period	Codes	1. Full-time	2. Part-time	3. Total in full-time equivalents
Number of employees	105	33	2	34,0
By nature of the employment contract				
Contract for an indefinite period	110	33	2	34,0
Contract for a definite period	111			
Contract for the execution of a specifically assigned work	112			
Replacement contract	113			
According to gender and study level				
Men	120	14	2	15,0
primary education	1200			
secondary education	1201	1		1,0
higher non-university education	1202	4		4,0
university education	1203	9	2	10,0
Women	121	19		19,0
primary education	1210	1		1,0
secondary education	1211	5		5,0
higher non-university education	1212	3		3,0
university education	1213	10		10,0
By professional category				
Management staff	130	1		1,0
Salaried employees	134	32	2	33,0
Hourly employees	132			
Other	133			

HIRED TEMPORARY STAFF AND PERSONNEL PLACED AT THE DISPOSAL OF THE COMPANY

During the period	Codes	1. Hired temporary staff	2. Hired temporary staff and personnel placed at the company's disposal
Average number of persons employed	150	0,5	
Number of actual hours worked	151	853	
Costs to the company	152	34.716,61	

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N°.	0817.149.675	NYXOAH	C-c 10

LIST OF PERSONNEL MOVEMENTS DURING THE PERIOD

ENTRIES	Codes	1. Full-time	2. Part-time	3. Total in full-time equivalents
Number of employees for whom the company submitted a DIMONA declaration or who have been recorded in the general personnel register during the period	205	17	2	18,6
By nature of the employment contract				
Contract for an indefinite period	210	14	1	14,8
Contract for a definite period	211	3	1	3,8
Contract for the execution of a specifically assigned work	212			
Replacement contract	213			

DEPARTURES	Codes	1. Full-time	2. Part-time	3. Total in full-time equivalents
Number of employees whose contract-termination date has been included in the DIMONA declaration or in the general personnel register during the period	305	6	2	7,2
By nature of the employment contract				
Contract for an indefinite period	310	3	1	3,8
Contract for a definite period	311	3	1	3,4
Contract for the execution of a specifically assigned work	312			
Replacement contract	313			
By reason of termination of contract				
Retirement	340			
Unemployment with extra allowance from enterprise	341			
Dismissal	342	1	1	1,8
Other reason	343	5	1	5,4
Of which: the number of persons who continue to render services to the company at least half-time on a self-employment basis	350			

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N°.	0817.149.675	NYXOAH	C-c 10

INFORMATION ON TRAINING PROVIDED TO EMPLOYEES DURING THE PERIOD

	Codes	Men	Codes	Women
Total of initiatives of formal professional training at the expense of the employer				
Number of employees involved	5801		5811	
Number of actual training hours	5802		5812	
Net costs for the company	5803		5813	
of which gross costs directly linked to training	58031		58131	
of which contributions paid and payments to collective funds	58032		58132	
of which grants and other financial advantages received (to deduct)	58033		58133	
Total of initiatives of less formal or informal professional training at the expense of the employer				
Number of employees involved	5821		5831	
Number of actual training hours	5822		5832	
Net costs for the company	5823		5833	
Total of initial initiatives of professional training at the expense of the employer				
Number of employees involved	5841		5851	
Number of actual training hours	5842		5852	
Net costs for the company	5843		5853	

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